UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549
                      -------------------------------------
                       POWERNOMICS ENTERPRISE CORPORATION
                           POST-EFFECTIVE AMENDMENT TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                       POWERNOMICS ENTERPRISE CORPORATION
                 (Name OF Small Business Issuer in its charter)

       Delaware                                                 22-3023043
(State of Jurisdiction)      (Primary Standard Industrial   (I.R.S. Employee
                              Classification Code Number    Identification No.)

                       PowerNomics Enterprise Corporation
                         200 Highpoint Drive, Suite 215
                          Chalfont, Pennsylvania 18914
                                  215-822-1550

          (Address and telephone number of principal executive offices and principal place of business)
                      -------------------------------------
                                 W. Thomas Lomax
                         200 Highpoint Drive, Suite 215
                          Chalfont, Pennsylvania 18914
                                  215-822-1550

            (Name, address and telephone number of agent for service)

     Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                        Copies of all communications to:

                              Joel Schonfeld, Esq.
                            Andrea I. Weinstein, Esq.
                          Schonfeld & Weinstein, L.L.P.
                           63 Wall Street, Suite 1801
                            New York, New York 10005
                       (212) 344-1600/Fax: (212) 480-0717


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.



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                     POWERNOMICS ENTERPRISE CORPORATION

     PowerNomics Enterprise Corporation, a Delaware corporation ("PEC" "our," "we," or "us") engaged in an offering to sell a minimum of 250,000 shares of its common stock and a maximum of 2,250,000 shares of common stock at $8.00 per share. PEC's registration statement was declared effective by the United States Securities and Exchange Commission on February 3, 2001. The offering closed on July 3, 2001 without the minimum offering being raised.

         According to the terms of the offering as outlined in the registration statement filed on Form SB-2, all subscription proceeds received by PEC were to be placed in an interest-bearing escrow account with Fleet Bank until the minimum offering was achieved, after which proceeds were to be released directly to PEC. If the minimum offering was not sold by the end of the offering period, or extended offering period if so extended, all escrowed proceeds were to be returned to investors.

         The offering period was 90 days; the extended offering period was an additional 60 days. PEC extended the offering for the additional 60 days. However, PEC was unable to raise the minimum offering during this period. Because PEC failed to raise the minimum offering, all funds raised by PEC in this offering, plus interest, are being returned to investors on a pro-rata basis.

     All questions regarding this offering or the return of escrowed proceeds may be directed to PowerNomics Enterprise Corporation, 200 Highpoint Drive, Suite 215, Chalfont, Pennsylvania 18914, Attn: W. Thomas Lomax. PEC's phone number is (215)822-1561.


                       PowerNomics Enterprise Corporation


The date of this post-effective amendment is July 17, 2001.


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                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the Chalfont, State of Pennsylvania, on July 17, 2001



                                        POWERNOMICS ENTERPRISE CORPORATION

                                  BY:   /S/ W. THOMAS LOMAX
                                  ----------------------------------------------
                                        W. Thomas Lomax, Secretary and
                                        Vice President


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


/s/ Claud Anderson
_____________________                                     Dated July 17, 2001
CLAUD ANDERSON, Ed. D.
President, Director

/s/ Walter P. Lomax, Jr.
____________________                                      Dated July 17, 2001
WALTER P. LOMAX, JR., M.D.
Vice President, Secretary, Director

/s/ W. Thomas Lomax
______________________                                    Dated  July 17, 2001
W. THOMAS LOMAX
Secretary, Vice President, Treasurer, Director

/s/ Paige S. Anderson
____________________                                      Dated July 17, 2001
PAIGE S. ANDERSON
Vice President, Director

____________________
RICHARD SHERIFF.
Manager of National Operations

____________________
MICHAEL D. TRAINA
Director

____________________
LEONARD MILLER
Director

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